TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

PT ASSET MANAGEMENT, LLC

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 11th day of December, 2013, by and between Trust for Professional Managers (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (each, a “Fund,” and together, the “Funds”), and the investment adviser to the Funds, PT Asset Management, LLC (the “Adviser”), a Illinois limited liability company.

WITNESSETH:

WHEREAS, the Trust and the Adviser have previously entered into an Operating Expense Limitation Agreement dated August 10, 2010, as amended April 28, 2011 and August 30, 2012 (the “Operating Expense Limitation Agreement”); and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Adviser dated as of December 11, 2013 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its classes, if any, is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits; and

WHEREAS, the Trust and the Adviser desire to amend the Operating Expense Limitation Agreement for the sole purpose of reflecting changes to (i) the name of the Adviser from “Performance Trust Investment Advisors, LLC” to “PT Asset Management, LLC”; and (ii) the name of the Performance Trust Total Return Bond Fund to “Performance Trust Strategic Bond Fund”;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amount listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Adviser’s management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective as of the date of the Agreement, and shall continue for an initial term ending December 29, 2014, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or as otherwise agreed to by the parties to the Agreement, so long as such continuation is approved for each Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS	PT ASSET
on behalf its series listed on Schedule A	MANAGEMENT, LLC

By: /s/ John P. Buckel	By: /s/ David Pritsker
Name: John P. Buckel	Name: David Pritsker
Title: President	Title: CFO

SCHEDULE A
to the

TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

PT ASSET MANAGEMENT, LLC

Series and Class of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Performance Trust Strategic Bond Fund	0.95%
Performance Trust Municipal Bond Fund – Retail Class	0.80%
Performance Trust Municipal Bond Fund – Institutional Class	0.55%